

Teva Pharmaceutical Industries Ltd.   **Web Site: www.tevapharm.com**

Contact:	**Dan Suesskind,** Chief Financial Officer,	Teva Pharmaceutical Industries Ltd. 972-2-589-2840
	Bill Fletcher, President and CEO,	Teva North America (215) 591-3000
	Dorit Meltzer, Director, Investor Relations,	Teva Pharmaceutical Industries Ltd. 972-3-926-7554

FOR IMMEDIATE RELEASE

TEVA REPORTS RECORD THIRD QUARTER 2002 RESULTS

* **Net income** increased 21% to $96 million, EPS of $0.71, up 22%
* **Net sales** increased 25% to $631 million
* **Global in-market sales of Copaxone®** totaled $144 million, up 51%

Jerusalem, Israel, October 29, 2002 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) today reported record **net income** of $96 million for the third quarter ended September 30, 2002 and $0.71 per **fully diluted** share, an increase over the third quarter of last year of 21% and 22%, respectively. **Net sales** for the third quarter increased 25% to $631 million, with North America accounting for 63% of these sales and Europe for 24%.

For the first nine months of 2002, **net sales** increased by 16% to reach $1,748 million, resulting in **net income** of $274 million and earnings per **fully diluted share** of $2.04, up 38% and 41% respectively, over the first nine months of 2001.

The reported results include for the first time, the consolidation of the two recent acquisitions in France and Italy.

Teva's President and Chief Executive Officer, Israel Makov commented:
"I am delighted with our strong performance this quarter which once again demonstrates our ability to consistently realize our strategy of sustained profitable growth.   We continue to expand our leadership position in the major U.S. and European generics markets, while sales of Copaxone® continue to increase steadily in the global MS market.

With governments increasingly looking for ways to contain rising healthcare costs, the market for generic drugs is set to grow strongly. I am confident that this generic growth trend, together with Teva's global competitive edge and market leadership will further fuel our continued growth."

The increase of **26% in North American pharmaceutical sales** over the comparable quarter was attributable to sales of five generic products that were launched during the quarter (Cefaclor ER, Nifedipine ER, Tizanidine HCl, Lisinopril and Lisinopril HCTZ) and eight products that were not sold in the comparable quarter of 2001, as well as increased sales of Copaxone®.

Teva's U.S. generic pipeline currently comprises 59 ANDAs (including 14 tentative approvals), with total annual brand sales exceeding $27 billion. 41 of the 59 ANDAs were submitted under Paragraph IV, and Teva believes that it may be first to file on 20 of these filings, exceeding $7 billion in brand sales, and thus be eligible for 180 days of exclusivity. Year to date, Teva has received final approval for 15 products and launched 13. Teva was first to file and had 180-day exclusivity for 3 of these products.

Pharmaceutical sales in Europe increased 45% in the quarter to $133 million compared to $92 million in 2001. Organic growth in Europe was further enhanced by the consolidation of sales of Teva Classics (France) for the first time. Copaxone® continued its successful penetration throughout Europe, led by market share gains in Germany.

Global in-market sales of Copaxone®, Teva's largest product, were $144 million, an increase of 51%. U.S. sales increased by 36% over the third quarter of 2001 to $109 million and outside the U.S., mainly in Europe, by 130%, totaling $35 million. The pre-filled syringe, launched in the U.S. in April 2002, has rapidly replaced the original vial presentation of Copaxone® and today accounts for 92% of total U.S. prescriptions.

API sales to third parties were $71 million, an increase of 27% from the third quarter of 2001, principally due to the consolidation of Teva Pharmaceutical Fine Chemicals S.r.l. (Italy) for the first time. Overall, API sales, including internal sales to Teva's pharmaceutical businesses, were $121 million, an increase of 27% over the comparable quarter.

Financial Review
Teva's **gross profit margin** was 42.9% for the third quarter of 2002 compared to 40.7% for the comparable quarter in 2001. This reflects a continued favorable product mix, a stable pricing environment in the U.S. and significant operational synergies, as well as favorable currency trends.

Gross R&D spending for the reported quarter grew by 13% over the comparable quarter of 2001, while net R&D was 80% higher. This reflects the increased expenditures on generic R&D projects and lower or no third party participations on innovative R&D projects.

Selling, General and Administrative (SG&A) expenses as a percentage of sales were 17.2% compared to 16.6% in the comparable quarter of 2001 and 17.5% in the full year 2001. SG&A expenses, commencing January 2002, exclude the amortization of goodwill as a result of FAS 142.

Cash flow generated from operating activities in the quarter amounted to $92 million and for the first nine months reached $325 million as compared to $273 million for the full year 2001.

Dividend
The Board of Directors, at its meeting on October 28, 2002, declared a cash dividend for the third quarter of 2002 of NIS 0.43 (approx. 9 cents according to the rate of exchange on that date) per ADR. The record date will be November 11, 2002, and the payment date will be November 26, 2002. Tax at a rate of 19% will be deducted at source.

Conference Call Details
Teva will host a conference call to discuss the Company's third quarter 2002 results on Tuesday, October 29, 2002 at 9:00 a.m. Eastern Time. The call will be webcast and can be accessed through the Company's website at www.tevapharm.com. Following the conclusion of the call, a rebroadcast will be available until Nov. 4, 2002, midnight on the website or by calling (800) 839-3736 in the U.S. or ++1-(402) 220-2978 outside the U.S. No access code is required.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 35 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. Over 80% of Teva's sales are in North America and Europe. The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients.

 **Teva Pharmaceutical Industries Limited**

Consolidated Statements of Income

(in millions, except earnings per ADR)
(unaudited)

	July - September		January - September	
	2002	**2001**	**2002**	**2001**
	U.S. Dollars			
SALES	631.3	505.7	1,748.4	1,510.3
COST OF SALES	360.7	300.0	992.2	902.9
GROSS PROFIT	270.6	205.7	756.2	607.4
R&D EXPENSES	46.5	41.2	131.3	119.5
LESS GRANTS & PARTICIPATIONS	5.9	18.7	18.8	41.8
R&D EXPENSES – net	40.6	22.5	112.5	77.7
SG&A EXPENSES	108.4	84.2	302.3	265.0
OPERATING INCOME	121.6	99.0	341.4	264.7
FINANCIAL EXPENSES – net	7.1	5.2	17.1	21.7
OTHER INCOME – net	0.2	2.5	3.7	6.6
INCOME BEFORE TAXES	114.7	96.3	328.0	249.6
PROVISION FOR INCOME TAXES	18.2	17.5	53.9	50.9
	96.5	78.8	274.1	198.7
PROFITS ON EQUITY INVESTMENTS	0.1	0.7	0.8	0.7
MINORITY INTERESTS	(0.3)	(0.1)	(1.1)	(0.8)
NET INCOME	96.3	79.4	273.8	198.6
EARNINGS PER ADR:				
Basic ($)	0.73	0.60	2.07	1.50
Diluted ($)	0.71	0.58	2.04	1.45
WEIGHTED AVERAGE NUMBER OF ADRs:				
Basic	132.3	132.3	132.2	132.2
Diluted	140.7	140.7	140.3	140.3

 **Teva Pharmaceutical Industries Limited**

Balance Sheet Data
(in millions)
(unaudited)

	September 30 2002	December 31 2001
	U.S. Dollars	
ASSETS		
CURRENT ASSETS	2,192.6	2,177.9
INVESTMENTS & OTHER ASSETS	335.3	141.9
FIXED ASSETS – net	636.8	554.2
INTANGIBLE ASSETS – net	729.1	586.2
TOTAL ASSETS	**3,893.8**	**3,460.2**
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES	874.2	738.1
LONG-TERM LIABILITIES	456.6	429.2
MINORITY INTERESTS	3.9	2.2
CONVERTIBLE SENIOR DEBENTURES	910.0	910.0
SHAREHOLDERS' EQUITY	1,649.1	1,380.7
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**3,893.8**	**3,460.2**

 **Teva Pharmaceutical Industries Limited**

Sales for the Quarter July – September 2002 (US $ millions)

Sales by Geographical Areas

Sales For the Period	2002	2001	% Change	% of Total
North America	400.2	312.5	28.1%	63.4%
Europe	152.6	111.3	37.1%	24.2%
Rest of the World	78.5	81.9	-4.2%	12.4%
Total	**631.3**	**505.7**	**24.8%**	**100%**

Sales by Business Segments

Sales For the Period	2002	2001	% Change	% of Total
Pharmaceutical	555.6	444.8	24.9%	88.0%
A.P.I.	71.3	56.0	27.3%	11.3%
Veterinary and Other	4.4	4.9	-10.2%	0.7%
Total	**631.3**	**505.7**	**24.8%**	**100%**

Pharmaceutical Sales

Sales For the Period	2002	2001	% Change	% of Total
North America	354.0	280.8	26.1%	63.7%
Europe	132.7	91.5	45.0%	23.9%
Rest of the World	68.9	72.5	-5.0%	12.4%
Total	**555.6**	**444.8**	**24.9%**	**100%**